NOVAGOLD RESOURCES INC.

Annual General and Special Meeting of Shareholders
of
NOVAGOLD RESOURCES INC.

April 26, 2005

REPORT OF VOTING RESULTS
National Instrument 51-102 – Continuous Disclosure Obligations
Section 11.3

Matters Voted Upon

General Business	Outcome of Vote

1.	The election of the following nominees as directors of NovaGold Resources Inc. for the forthcoming year:	Carried

Gerald McConnell George Brack Cole McFarland Clynton Nauman Rick Van Nieuwenhuyse James Philip Michael Halvorson

2.	The appointment of PricewaterhouseCoopers LLP, as auditors of NovaGold Resources Inc. for the forthcoming year.	Carried

Special Business	Outcome of Vote

1.

Approving a resolution:

A) to amend the 2004 Stock Option Plan to provide that the number of Common Shares of NovaGold Resources Inc. available for issuance upon the exercise of options granted under the 2004 Stock Option Plan shall be changed from a fixed maximum number of Common Shares to a rolling maximum number that shall not be greater than 10% of the issued and outstanding Common Shares at any point in time;

B) the amendment shall be effective upon the later of the date of the receipt of any required regulatory approvals and such future date as determined by the Board of Directors of NovaGold Resources Inc., however, in no event shall the

Carried

Special Business	Outcome of Vote

effective date determined by the Board be later than one year from the date of this resolution; and

C) to authorize any one of the Directors or Officers of NovaGold Resources Inc. to take all such actions and execute and deliver all such documents as are necessary or desirable for the implementation of this resolution.